UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PETRO RIVER OIL CORP.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

71647K105

(CUSIP Number)

Scot Cohen

641 Lexington Ave, Floor 26

New York, NY 10022

(212) 974-3070

Copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-4066

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 71647K105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Scot Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	[ ]

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 197,442,909 (1)
Shares
Beneficially
Owned by	8.	Shared Voting Power: 6,660,370 (2)
Each
Reporting
Person	9.	Sole Dispositive Power: 197,442,909 (1)
With

	10.	Shared Dispositive Power: 6,660,370 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,103,279

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11): 24.68%

14.	Type of Reporting Person (See Instructions): IN

(1)	The number of shares over which the Reporting Person has sole voting and dispositive power includes 112,508,006 shares owned by the Reporting Person, 8,333,333 vested options which the Reporting Person could exercise within 60 days of the date of filing, 53,685,800 shares owned by Iroquois Capital Opportunity Fund, LP (“Iroquois”), which is controlled by Iroquois Opportunity Management, LLC, of which the Reporting Person is a Managing Member, 7,362,586 shares owned by Structure Oil Corp. (“Structure”), of which the Reporting Person is a Managing Member, and 15,553,184 shares owned by Mega Partners 1, LLC (“Mega”), of which the Reporting Person is a Managing Member. As a result of these positions, the Reporting Person may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”) to beneficially own the shares owned by Iroquois, Structure, and Mega.

(2)	The shares over which the Reporting Person has shared voting and dispositive power are owned by the Scot Jason Cohen Foundation, Inc. (the “Cohen Foundation”). Due to the Reporting Person’s position as a Director of the Cohen Foundation, he may be deemed pursuant to Rule 13d-3 of the Exchange Act to beneficially own the shares owned by the Cohen Foundation.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Petro River Oil Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1980 Post Oak Blvd., Suite 2020 Houston, TX 77056.

Item 2. Identity and Background.

The Reporting Person filing this statement is Scot Cohen, a US citizen whose business address is located at 641 Lexington Ave, Floor 26, New York, NY 10022. Mr. Cohen currently serves as a director and as the Executive Chairman of the Issuer. He also serves as a Managing Member of Structure Oil Corp. (“Structure”), Mega Partners 1 LLC (“Mega”), and Iroquois Opportunity Management, LLC, which controls Iroquois Capital Opportunity Fund, LP (“Iroquois”), and is a Director of the Scot Jason Cohen Foundation, Inc. (the “Cohen Foundation”). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Securities Purchase Agreement, dated as of April 23, 2013 (the “Securities Purchase Agreement”), by and among the Issuer, Petro River Oil, LLC (“Petro LLC”), and various subscribers set forth on the signature pages thereto, including the Reporting Person, Structure, Mega, Iroquois, and the Cohen Foundation, the Issuer acquired Petro LLC, by issuing shares of its Common Stock to the subscribers in exchange for their membership interests in Petro LLC and the cancellation of various outstanding liabilities of Petro LLC (the “Share Exchange”):

i.	At the time of the Share Exchange, the Reporting Person was the holder of a promissory note issued by Petro LLC with unpaid principal and accrued interest equal to $4,082,119.56. Upon completion of the Share Exchange, the Reporting Person assigned and surrendered this note to the Issuer in consideration for 112,484,591 newly issued shares of Common Stock. The Reporting Person also held a promissory note issued by the Issuer with unpaid principal and accrued interest of $2,892.51. Upon completion of the Share Exchange, the Reporting Person assigned and surrendered this note to the Issuer in consideration for 23,415 newly issued shares of Common Stock.

ii.	At the time of the Share Exchange, Iroquois was the holder of a promissory note issued by Petro LLC with unpaid principal and accrued interest equal to $1,494,071.92. Upon completion of the Share Exchange, Iroquois assigned and surrendered this note to the Issuer in consideration for 41,169,806 newly issued shares of Common Stock. Iroquois also held promissory notes issued by the Issuer with unpaid principal and accrued interest of $1,606,231. Upon completion of the Share Exchange, Iroquois assigned and surrendered these notes to the Issuer in consideration for 12,515,994 newly issued shares of Common Stock.

iii.	At the time of the Share Exchange, Structure was the holder of a promissory note issued by Petro LLC with unpaid principal and accrued interest equal to $267,191,78. Upon completion of the Share Exchange, Iroquois assigned and surrendered this note to the Issuer in consideration for 7,362,586 newly issued shares of Common Stock.

iv.	At the time of the Share Exchange, Mega had a working interest in assets of the Issuer valued at $2,000,000. Upon completion of the Share Exchange, Mega received 15,553,184 newly issued shares of Common Stock in exchange for cancellation of this working interest.

v.	At the time of the Share Exchange, the Cohen Foundation was the holder of a promissory note issued by Petro LLC with unpaid principal and accrued interest equal to $210,684.93. Upon completion of the Share Exchange, the Cohen Foundation assigned and surrendered this note to the Issuer in consideration for 5,805,515 newly issued shares of Common Stock. The Cohen Foundation also held promissory notes issued by the Issuer with unpaid principal and accrued interest of $95,793. Upon completion of the Share Exchange, the Cohen Foundation assigned and surrendered these notes to the Issuer in consideration for 854,855 newly issued shares of Common Stock.

Pursuant to that certain Employment Agreement, dated as of April 23, 2013, by and between the Issuer and the Reporting Person, and amended by an Amendment No. 1, dated November 20, 2013 (as amended, the “Employment Agreement”), the Issuer granted the Reporting Person 41,666,667 options to purchase an equal amount of shares of common stock of the Issuer. Twenty percent of the options, 8,333,333, vested immediately upon granting, and the remaining options will vest in equal installments on the first through fourth anniversaries of November 20, 2013.

Item 4. Purpose of Transaction.

As described in Item 3 above, the transaction that gave rise to the obligation to file this Statement was the Share Exchange between Petro LLC, the Issuer, and the subscribers to the Securities Purchase Agreement, including the Reporting Person, and Iroquois, Structure, Mega, and the Cohen Foundation. As a result of the Share Exchange, the Reporting Person became the Executive Chairman of the Issuer.

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

The Reporting Person may engage in discussions with management, other stockholders of the Issuer, or other relevant parties, concerning the business, operations, governance, management, strategy, and capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a)-(j) of this Item 4.

Except as described above or in his capacity as an executive officer or a director of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. The Reporting Person, as the Managing Member of Structure, Mega, and Iroquois Capital Management LLC, which controls Iroquois, and as a Director of the Cohen Foundation, may be deemed to have the power to direct the voting and/or disposition of the shares of Common Stock owned by Structure, Mega, and Iroquois, and may therefore be deemed to be the indirect beneficial owner of such shares pursuant to Rule 13d-3 of the Exchange Act.

(c) The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

(d) There are currently three Directors of the Cohen Foundation, each of whom, for the account of the Cohen Foundation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Cohen Foundation.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 3 above, which is incorporated herein by reference, the Issuer, the Reporting Person, Iroquois, Structure, Mega, and the Cohen Foundation, are parties to the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Share Exchange described in Item 3 was effectuated, and securities were issued to the Reporting Person, Iroquois, Structure, Mega, and the Cohen Foundation.

As described in Item 3 above, which is incorporated herein by reference, the Issuer and the Reporting Person are parties to the Employment Agreement, pursuant to which the Reporting Person was granted 41,666,667 options to purchase Common Stock of the Issuer, 8,333,333 of which have vested and are exercisable within 60 days of the date of filing.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description
99.1	Securities Purchase Agreement, dated April 23, 2013, by and among Petro River Oil Corp., Petro River Oil, LLC, and the subscribers set forth on the signature pages thereto (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 29, 2013).

99.2	Employment Agreement, dated April 23, 2013, by and between Petro River Oil Corp. and Scot Cohen (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 29, 2013).

99.2	Amendment Number 1 to that certain Employment Agreement, dated November 20, 2013, by and between Petro River Oil Corp. and Scot Cohen (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 22, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2014

/s/ Scot Cohen
Scot Cohen